Filed Pursuant to Rule 433

Dated January 20, 2011

Registration Statement No. 333-165689

Term Sheet

Issuer:	Fifth Third Bancorp

Security:	3.625% Senior Notes due 2016

Ratings*:	Baa1/BBB/A-/A(Low)

Currency:	USD

Size:	$1,000,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	January 25, 2016

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Benchmark Treasury:	2.125% US Treasury due 12/15

Spread to Benchmark Treasury:	160 basis points

Benchmark Treasury Spot and Yield:	100-11; 2.051%

Price to Public:	99.882% of face amount

Yield to maturity:	3.651%

Proceeds (Before Expenses) to Issuer:	$995,320,000 (99.532%)

Interest Payment Dates:	January 25 and July 25 of each year, commencing July 25, 2011

Trade Date:	January 20, 2011

Settlement Date:	January 25, 2011 (T+3)

Denominations	$2,000 x $1,000

CUSIP/ISIN:	316773CK4 / US316773CK41

Joint Book-running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Morgan Stanley & Co. Incorporated

Senior Co-Managers:	Fifth Third Securities, Inc. UBS Securities LLC

Co-Manager:	CastleOak Securities, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Barclays Capital Inc. toll-free at (888) 603-5847 or Morgan Stanley & Co. Incorporated toll-free at (866) 718-1649.